CONTACT:	-OR-	THE EQUITY GROUP INC.:
Jeff Wang		Devin Sullivan
Chief Financial Officer		(212) 836-9608
0086-10-5890-7518		dsullivan@equityny.com
Adam Prior
Richard Propper, MD		(212) 836-9606
(619) 795-4627		aprior@equityny.com

FOR IMMEDIATE RELEASE

ORIGIN AGRITECH LIMITED EXPECTS TO REPORT TOTAL REVENUES OF $55 - $60 MILLION
FOR THE PERIOD JULY 1, 2005 THROUGH JUNE 30, 2006

Beijing, China and San Diego, CA -- July 18, 2006 -- Origin Agritech Limited (NASDAQ: SEED) (“Origin” or “the Company”), a vertically integrated supplier of hybrid crop seeds in China, announced during its investor conference call on July 17 that, based on results for the year ended December 31, 2005 and year-to-date results for 2006, it expects to report revenues of $55 - $60 million for the period July 1, 2005 to June 30, 2006.

ABOUT ORIGIN

Founded in 1997, Origin specializes in the research, development, production, sale and distribution of hybrid corn, rice and cotton seeds in China. The Company owns or leases facilities in, among other locations, Beijing, Gansu, Henan, Helongjiang, Liaoning, Jilin, Hainan and Sichuan provinces, and also has an office in San Diego, CA. Origin launched its first entirely internally developed seed in 2003 and in 2004 introduced two new proprietary corn hybrids to the market. In 2005 Origin had three new proprietary corn hybrids and one new proprietary cotton hybrid approved by the government registration office in China. Origin anticipates that it will introduce close to 49 new proprietary products into the Chinese government testing and approval cycle in 2006.

FORWARD LOOKING STATEMENT

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, such as Origin’s anticipated revenues for the year ending on June 30, 2006. Forward looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of Origin’s management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. Actual results may vary materially as a result of adjustments made in connection with the completion of Origin’s audit for the year ending on June 30, 2006, as conducted by the Company’s independent auditor. In addition, the following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: business conditions in China, weather and natural disasters, changing interpretations of generally accepted accounting principles; outcomes of government reviews; inquiries and investigations and related litigation; continued compliance with government regulations; legislation or regulatory environments, requirements or changes adversely affecting the businesses in which Origin is engaged; fluctuations in customer demand; management of rapid growth; intensity of competition from other providers of seed products; timing approval and market acceptance of new products introduction; general economic conditions; geopolitical events and regulatory changes, as well as other relevant risks detailed in Origin’s filings with the Securities and Exchange Commission. The information set forth herein should be read in light of such risks. Origin assumes no obligation to update the information contained in this press release or filings.

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